EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

Further to the Company's immediate reports of November 3, 2013, and November 7, 2013 regarding the draft terms of the Company's merger with D.B.S. Satellite Services (1998) Ltd. ("Yes"), and further to the description in section 1.1.2 of Chapter A of the 2013 periodic report in the same matter, immediate notification is hereby provided that a decision by the Antitrust Commissioner was received at the Company's offices this afternoon, a copy of which is attached hereto (the "Decision").

According to the Decision, upon fulfillment of the terms stated therein, the restrictions imposed on the Eurocom Group on its continued holdings in Yes would be removed, and the Company's merger with Yes would be allowed.

The Company is studying the Decision and the terms specified therein.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

[Antitrust Authority]

Decision in Merger File 7915:	012 Smile Communications Ltd. B. Communications (SP2) Ltd. "Bezeq" The Israel Telecommunication Corporation Ltd.

Pursuant to Section 21 of the Restrictive Trade Practices Law, 5744-1984 (hereinafter, the "Law") and after consulting with the Exemptions and Mergers Committee, I announce the amendment of the terms provided in the decision dated 16 Nissan 5770 (March 31, 2010), which was last amended on 17 Adar 2 5774 (March 19, 2014) and on 24 Adar 2 (March 26, 2014) (hereinafter, the "Decision") for the merger between the companies specified below1:

File No.	Names of merging companies
Merger 7915	012 Smile Communications Ltd.
B. Communications (SP2) Ltd.
"Bezeq" The Israel Telecommunication Corporation Ltd.

1 This approval of the merger request is issued on the basis of data submitted to the Commissioner, and does not grant authorization or approval, from the perspective of antitrust law, to any action other than the actual merger, in accordance with such request. In addition, nothing in this approval grants approval or authorization to any prior merger performed – if at all – between a party to this merger and a third party, without lawful approval, and it does not prevent the Commissioner from taking any measure against such party, pursuant to the law.
The approval was granted on the presumption that the parties to the merger disclosed to the Antitrust Authority the full and correct details of the merger transaction, whether directly or indirectly, including all information regarding the current arrangements between the parties to the merger, entities controlling or controlled by any of the parties or any other affiliated entity, or between any such parties and entities in competition with a party to the merger or such other entity.
Any written or verbal understanding, representation or agreement between the parties and the Commissioner which preceded this approval shall be void, and the provisions of this approval constitute the entire agreement, to the extent reached, in connection with the granting of the approval; all with the exception of the consent of a party or parties to the merger to the terms determined, which shall remain in effect including after approval is granted for the merger.
The approval shall be in effect for a period of up to one year or until such time as the transaction is consummated, whichever comes first.
Nothing in this approval constitutes a permit or grants an exemption to any restriction in the merger agreement, and nothing herein grants a permit to exercise any other similar option or right, including if any of the foregoing are included in the merger agreement, other than as explicitly stated in the approval.
Nothing in this approval modifies or detracts from the provisions of the Restrictive Trade Practices Law, 5748-1988 or from any term, provision, order or other obligation applying to any of the parties to the merger under antitrust law.
Any individual, business organization or consumer organization that may be adversely affected by the merger may appeal this Decision within 30 days from the date notice of the Decision was published in two daily newspapers. The filing of an appeal on the Decision per se or on any of the terms thereof shall mean that the court is authorized to confirm, cancel or amend the Commissioner's Decision.

The Decision shall be amended as follows:

Definitions:

The terms in this Decision shall have the meaning ascribed thereto in the Restrictive Trade Practices Law, 5748-1988 and in the Restrictive Trade Practices Rules (General Provisions and Definitions), 5766-2006, unless explicitly defined otherwise in this Decision:

"Bezeq" – Bezeq The Israel Telecommunication Corporation Ltd., including any individual affiliated therewith;

"Broadcast Licensee" – any of the following (1) the holder of a Cable or Satellite Broadcasts License; (2) the holders of television broadcast concessions or licenses under the Second Broadcast Authority Law, 5750-1990; (3) the authority established under the Broadcasting Authority Law, 5725-1965;

"Exclusivity Arrangement" – an arrangement that directly or indirectly causes or prompts a seller to refrain from or restrict the sale of audiovisual content to third parties, other than with respect to a third party who is a Broadcast Licensee as of the date of this Decision;

"Other Productions" - audiovisual content which does not fall under the definition of an original production;

"New Productions" – Original Productions that as of the date of the merger approval have not yet been broadcast by Yes, other than productions that are sequels to previous Original Productions that have been broadcast by Yes, including a new season;

"Original Productions" – audiovisual content to which all of the following apply: (1) the content was produced by or for Yes; (2) the content was produced for broadcast in or to Israel;

"The Telecommunications Law" – The Telecommunications Law (Telecommunications and Broadcasting), 5742-1982";

"ISP Connection to Bezeq network" – a connection to the Bezeq network via a connecting point that enables the ISP provider to supply Internet access services to Bezeq Clients;

"Merger Approval Date" – the date on which sections 2-12 of the merger decision dated March 31, 2010, as such sections were amended from time to time, were repealed.

"Yes" - D.B.S. Satellite Services (1998) Ltd., including any person affiliated with it;

"Clients" – end-clients, including clients who purchased the relevant Bezeq services by means other than directly from Bezeq;

"Subscription" – a party who contracts with a multi-channel television services supplier to receive its broadcasts and its services for payment;

"Bundle of services" – the sale of two or more communication services together;

"ISP Provider" - the holder of a license to supply Internet access services under the Telecommunications Law;

"Quarter" – a period of three months concluding on the last day of the third, sixth, ninth and twelfth months of a calendar year;

"Cable or Satellite Broadcasts License" – a general license for cable broadcasts under Chapter B1 of the Telecommunications Law or a license for satellite broadcasts under Chapter B2 of the Telecommunications Law;

"Television services" – the marketing of audiovisual services to subscribers;

"Multi-channel television services" – multi-channel television services over Internet, with the exception of services provided by the holder of a Cable or Satellite Broadcasts License over the Internet as of the date of this Decision;

"Telecommunications services" – the following services, in whole or in part: domestic fixed-line telephone services, telephone services provided via a mobile radio telephone system, international telephone services, Internet access services, television services;

"Internet infrastructure service" – high-speed fixed-line access service via Internet access providers, including related services, such as installation services and malfunction repair services.

Conditions for Approval of Merger

1.
Bezeq shall not impose any restriction on the utilization of Internet infrastructure services stemming from the client's cumulative surfing volume. By inclusion, Bezeq shall not determine the price and quality of the Internet infrastructure services based on the client's cumulative surfing volume.

2.
Bezeq shall deduct amounts pertaining to the supply of multi-channel television services from the payments of ISP Providers for ISP connection to Bezeq network (hereinafter, "Television Units"), as set forth below:

a.
Television units shall be calculated as the number received by multiplying the number of subscribers of a multi-channel television services supplier at the end of each quarter by two Mbps. The Television Units shall be deducted from the ISP Provider's payments to Bezeq for each of the months of a relevant quarter.

b.
In order to calculate Television Units, a multi-channel television services supplier shall provide Bezeq with the number of its subscribers at the end of each quarter, in a statement duly verified by the manager of such supplier. Nothing in the foregoing requires a multi-channel television services supplier to report the number of its subscribers to Bezeq, to the extent that it is not interested in doing so.

c.
A multi-channel television services supplier shall report to Bezeq those ISP supplier or suppliers to receive Television Units with respect thereto, provided that the number of subscribers used to determine the Television Units shall not exceed the number of its subscribers.

d.	Without derogating from the provisions of applicable law, it is clarified that the Commissioner may update such condition to the extent it deems it fit.

3.
Bezeq shall not restrict or block the possibility granted to a client to use any service or application provided via the Internet at any time, directly or indirectly, including by setting rates or by technological means.

4.
Bezeq television services shall be sold and supplied at equal terms to all Bezeq Clients whether or not they purchase additional telecommunications services from Bezeq. By inclusion, Bezeq shall not offer a bundle of services that includes television services unless television services can also be purchased separately, not as part of the bundle of services, on terms identical to those under which television services are being sold as part of such bundle of services. Without derogating from the foregoing, the price of television services as part of a bundle of services shall be presented separately from the other services.

5.
Bezeq Internet infrastructure services shall be sold and supplied at equal terms to all Bezeq Clients, whether or not they purchase additional telecommunications services from Bezeq. In this respect, the sale of Internet infrastructure services as part of a bundle of services will not be considered a sale under non-equal terms in and of itself, all subject to the provisions of Section 4 above.

6.
Bezeq and Yes shall cancel all Exclusivity Arrangements with respect to Other Productions to which they are party, and there shall be no other parties to such Exclusivity Arrangements with respect to Other Productions.

7.
As of the Merger Approval Date and for two years thereafter, Bezeq shall not prevent any entity, other than a Broadcast Licensee at the time of this Decision, from purchasing rights in Original Productions. This rule shall not apply to New Productions.

8.	Should any doubt arise concerning the interpretation, application or implementation of these terms, it shall be brought to The Antitrust Commissioner for a decision.

9.	Subject to the terms set forth above and following the fulfillment of the following conditions:

a.	Bezeq notifies ISP Providers of Condition 2 above;
b.	Bezeq notifies the Commissioner of the fulfillment of Condition 2 above and attaches to its notice copies of the notices it provided to the ISP Providers as set forth in subsection a above;
c.	Bezeq notifies the Commissioner of the fulfillment of Condition 6 above.

The Commissioner shall announce the cancellation of terms 2-12 of the Decision dated March 31, 2010, as amended from time to time. The definition "affiliated person" shall be deleted, and instead of the definitions of Bezeq and Yes in the Decision, the Definitions of this amendment to the Decision shall appear;

10.	All other terms set forth in the Decision shall remain unchanged.

(-) Dr. Assaf Eilat Deputy Antitrust Commissioner

Jerusalem, 24 Adar 2 5774
March 26, 2014